UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
July 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
A public held company
CNPJ/MF nº 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING
HELD ON JULY 13, 2011

Date, time and place:  Held July 13, 2011, at 8:00 p.m., by teleconference centralized at the Company’s headquarters at Alameda Santos, no. 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Call notice:  The call notice was waived, since all of the members of the Board of Directors were present.

Attendance:  All Board members were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat and Wang Wei Chang.

Presiding:	José Luciano Duarte Penido – Chairman. Claudia Elisete Rockenbach Leal – Secretary.

Agenda: (A) Discussion of the merger of Mucuri Agroflorestal S.A. into the Company in accordance with the Protocol and Justification of the Merger of Mucuri Agroflorestal S.A. (“Protocol and Justification”) between Fibria Celulose S.A. (as an acquiring company) and Mucuri Agroflorestal S.A. (as an acquired company), attached of respective relevant documents, and submitted to the Board of Directors for ratification; (B) invite to attend for analyze, discuss and approve the merger of Mucuri Agroflorestal S.A. of Extraordinary Shareholders’ General Meeting

Resolutions: After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(A) having examined the terms of the Protocol and Justification of the Merger of Mucuri Agroflorestal S.A. into the Company and the Expert Assessment Report on the valuation of the net worth of Mucuri Agroflorestal S.A. the Board of Directors’ members manifested themselves in favor of merging Mucuri Agroflorestal S.A. into the Company, in accordance with the terms and conditions established in the Protocol and Justification; and (B) and approve the submission of this transaction, together with the above-mentioned documents, for the examination and discussion of the Company’s shareholders at an Extraordinary Shareholders’ General Meeting; and (B) invited to attend the Extraordinary Shareholders’ General Meeting to be held on July 29, 2011, for submit to the Company’s shareholders the merger of Mucuri Agroflorestal S.A. into the Company, in accordance with terms and conditions established in the referred Protocol and Justification.

Closing:  There being nothing more to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all present.  Attendance: José Luciano Duarte Penido – Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, July 13, 2011.

 True to the original.
Extracted from the document itself.

Claudia Elisete Rockenbach Leal
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 14, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO